Filed by Georgia Gulf Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Georgia Gulf Corporation
Commission File No. 001-09753

The following is a transcript of the portion of the11th Annual J.P. Morgan Smid Cap Conference in which Georgia Gulf Corporation participated on November 29, 2012.

Jeff Zekauskas:

Hi, good morning. My name is Jeff Zekauskas, and I analyze chemicals here at J.P. Morgan. And this morning, it’s my pleasure to introduce the management of Georgia Gulf. Georgia Gulf, of course, is a manufacturer and seller of chlor-alkali and PVC. And as we all know, the housing industry for a very long time was strong and then it became very weak, and now, it’s rising again and Georgia Gulf is a direct beneficiary of some of those trends. It’s also in the middle of a very innovative transaction with PPG where Georgia Gulf will really increase its size and its capabilities in chlor-alkali. Representing the company this morning is Paul Carrico, the CEO since 2008.  Also, on the dais is Greg Thompson who’s been CFO since 2008 and the very— the redoubtable Martin Jarosick. The exceptionally strong investor contact is also up on stage. The company will present for, you know, roughly 20 minutes, maybe a little bit longer and then there will be a question and answer which will not be webcast. Paul.

Paul Carrico:

Okay thanks. Thanks Jeff. Good morning everyone. Really good to be here today.  I’ll be discussing, as Jeff alluded to, both the Georgia Gulf company as it exists now, as well as some comments about the pending merger of the transaction we announced earlier this year.

And before I begin that discussion, I do want to point out slides two and three, which is the obligatory comments about — this presentation will contain some forward-looking statements and about future events including the separation of PPG’s commodity chemical business. And, these statements involve risks and uncertainties and may cause actual results to differ and Georgia Gulf is not under any obligation to provide subsequent updates to these forward-looking statements.

So, with that behind us, moving on to next slide —  and this really outlines an overview of the transaction and what we’re going to be doing here coming — going forward with the PPG merger.

The structure is basically a Reverse Morris Trust.  Which for those of you who are not familiar with that, that implies a merger of the two assets — our assets and their chemicals assets.  And, PPG shareholders get about 50.5% of that new merged entity and the existing Georgia Gulf shareholders will get the remainder. And, what that works out to, in round numbers, is we go from about a thirty-five million share base right now to about a seventy million share base after the transaction, with those shares distributed to their shareholders.  So, it would be a very diverse shareholder base after this is all said and done.

The majority of the PPG chemicals team comes along with this transaction, so the things that they do in the way of derivative sales, chlorine sales and such will all— those folks will come with the group. The one exception is Michael McGarry who managed or did manage the group— still is managing the group. He’s going to become an executive or is an executive vice president on the coating side now. He will be a board member of the new organization as well as a couple of other board members from PPG.

So, this is all subject to some regulatory approvals. Primarily, we’re working through the SEC documentation which you can see on the web, the various stages of that as well as the IRS, which we’re waiting for the IRS ruling to get completed. We trust that all those things will work out and will— we’re targeting to hopefully close the transaction in early 2013.

In terms of the strategic benefits of the transaction — very complementary assets. We’ll see a little bit later how they fit together.  But, it works well from that point of view. It is a positive for PPG in that they move further down the line towards a coatings entity.  And, the commodity chemicals, which is a bit more variable, gets moved out of the company.  And, it creates a very significant player in the market. We become about a $5 billion company with the transaction and have a good position related to the vinyl chain as well as merchant in chlorine and caustic. Significantly for us, there are synergies involved. We’ve laid that out and we’ll talk about those in a minute.  And, the new company also starts with a very nice balance sheet. We have objectives related to debt to EBITDA that we don’t really stray too far from with this transaction — a lot of it driven by the fact that there’s a fair amount of stock here as well as some capital coming in.  So — puts this in a good spot there right out of the chute in terms of giving us opportunities going forward.

It certainly plays on the shale natural gas developments, I guess — if you call it, over the last couple of years.  And, as you’ll see a little later, the chlor-alkali chain uses a lot of natural gas, so that’s a big part of the equation here.

In terms of the benefits of the transaction to Georgia Gulf shareholders, it really does create a sizable entity in the sense that we’re about a Fortune 500 range company after this is all said and done. We have the vertical integration, which we’ve said for a couple of years now, we were targeting.  And, we were about fifty percent integrated in the chain on the chlorine molecule side. What this does is it fully integrates us through the vinyl side one hundred percent, as well as gives us merchant chlorine to go into the market with. Natural gas, as I mentioned just earlier on the next — previous slide — big part of the equation.  That fully integrated chain on vinyl as well as the cost to produce the chlorine and caustic for the remaining chlorine molecules, we think, is a very attractive investment related to the cost around the world when most of the rest of the world is based on oil production for that chlor-alkali. And for the other half of our molecule in the vinyl chain which is ethylene, a lot of the world is based on oil and Naptha type of production instead of the ethane produced out of the fracking process currently in North America.

The new company will be a large consumer of ethylene to the tune of about two billion pounds, which is a small cracker. That is an opportunity for us to play in the future years and most of the crackers being announced are three, four, or five years out and so we look forward to participating in those ventures in some fashion as we go forward.  It is not part of the current two-year focus on synergies in terms of the buying and the improvement in our cost, but certainly is another opportunity when you get a little further out from the transaction.

The next chart really illustrates the integrated nature of NewCo.  And, if you were able to look through all the colors there and see the fit, basically, the simple description is PPG is way more focused on chlor-alkali. We are way more focused on VCM and PVC. When you put that together, NewCo, in the new structure — when you look at the top four in each one of those charts — to the left-hand side being the ECUs, the middle VCM, and the right PVC.  You look at those top four, we’re in each one of those charts at least on the top four. So, it shows you that type of move we come from and to in terms of positioning most importantly across the chain. That’s been a little bit of a limitation for us for many years — not having the structure to allow for the driving of the fixed cost and the production of chlor-alkali to go along with all of our — all of our production.

We’ll be the third largest chlor-alkali producer in North America and certainly have room to either continue expanding the merchant market on chlorine or continue expanding vinyl and PVC as we go forward — all those decisions to be figured out after we’ve completed the transaction and developed a strategy going forward. So, moving from that chain, look to the next chart which shows the caustic and chlorine industry uses. You see the diversity. Particularly, on the left-hand side, is the caustic material which is a lot focused on the economy. Many different uses, spread out over multiple things, and really ebbs and flows a lot with the economy, particularly, in the past.  I guess I would say that the current situation is, since we are such a global market, it will also ebb and flow with the world demand as things develop in future years.

On the right-hand side, the chlorine chart illustrates that the chlorine molecule is heavily dependent upon the vinyl chain, which you see about thirty-seven percent going into vinyl. So, as vinyl goes, chlorine goes and it has ebbed and flowed over the years more so with the merchant demand in the U.S.  And, today, again, that is switching to a global market because, as I said, the combination of the gas and the ethane coming through to the ethylene puts North America in a pretty good position for the future years as long as you believe that that BTU basis relationship between oil and natural gas will persist, which is something we think is very possible.

The vinyl chain, significantly for us, is on the domestic side heavily used in construction. We make windows. We make siding. We make moldings. We make all those things that could clad the outside of a house. So, as housing starts improve, that helps us in two ways. First of all, it adds to the building product side of the equation for us, which we have a division in building products that’s a little over $900 million sales revenue. But, secondly and importantly, it ramps up the operating rates for the industry on the PVC side and PVC operating rates really should see a measurable increase as we get to this growth and demand from the housing starts coming forward.  And to the extent it’s not there immediately or it takes a couple of years — the difference today versus five years ago is we have plenty of options around the world on the export side. So, there’s ways to keep the operating rates in a pretty good range even without that domestic demand coming back in a super strong, super fast way.

All of the products — I shouldn’t say all the products. The products that we make particularly on the vinyl side are easily exportable. Caustic is easily exportable. So, a lot of our sales revenue has that flywheel if you will for future opportunities to the extent North American demand fluctuates. So, taking a look more specifically at the new company and what the split will be, the left-hand shows the downstream chlorine consumption.  Forty-five percent approximately is going to the vinyl chain. Fifteen percent is derivatives — derivatives such as, maybe, the pool chemicals that you would use to chlorinate the water in the pool — that kind of thing. And then, chlorine — the merchant market is chlorine oriented towards multiple different uses. We would expect to continue with these products or this market segmentation. I’m sure the segment percentages will vary depending upon what the market is giving us and our choices in the market, but short of that, we like the diversity on the chlorine side.

We also clearly like the diversity on the PVC side. If you looked at this chart from five years ago, you would see that the PVC molecule for us was almost exclusively going into the domestic merchant market. And, the big change is that we went from practically zero in that market, or practically zero in the export market, to today where we can — you know, be in that twenty percent range with all the optionality to go higher if there’s some appropriate reason to do that. The industry is actually more in the thirty-five percent to forty percent — so plenty of growth going forward there in those areas.  And, we think that the derivatives in the merchant chlorine has opportunities going forward too.

If you switch over now to the synergy page illustrating where we think the buckets are coming from. On the synergies, we’ve outlined about $115 million of synergies with a cost of about $55 million. Those $115 million will be realized over a two-year period. That’s our objective. So, we’ll be steadily increasing that run rate from the time of the transaction closing to that— the end of that two-year period. They fall in three general buckets — procurement and logistics, operating rate, and G&A reduction.

The easy one is the G&A reduction at the bottom there. Corporate PPG has assigned cost that will flow over to chemicals, and once the separation occurs, the corporate from existing Georgia Gulf will pick up a lot of those activities and we’ll have reductions there. There’s also some accounting changes related to pension adjustments which makes up part of that. In terms of procurement and logistics — logistics you can imagine — we’re both shipping things past each other now to different customers. We’ll sort that out and optimize the logistics for the different customer base and optimize going forward once we’ve closed.

In terms of procurement, we both buy hundreds of millions of dollars of stuff. So, you would have to believe that those buys can be consolidated and we can buy at a better more optimum rate, so that’s the part of the bucket there we’re talking about. And then operating rate is a fairly simple one in that facilities are located down the road from each other if you will.  The big one’s in Lake Charles, Louisiana.  The PPG assets, their biggest complex is there in Lake Charles.  Our VCM plant is there. And so, from an operating point of view, it’s fairly simple for us to increase rates going forward, particularly as the export market stays firm and we have these slower periods in the fourth quarter and the first quarter when housing in the U.S. tends to slow down a little bit.  That’ll be a flywheel for us in terms of exports from there.

We’re seeking to be at a rate of about sixty million synergies at the end of the first year.  And, at this point, we did a lot of work on these things before the transaction was closed.  So, we feel comfortable that those targets are still achievable.

Taking a look at the geographic fit, this is just a bird’s eye view of the sites.  PPG’s site there in Lake Charles.  Ours is just a bit north.  And, PPG, importantly, has deep water access.  So, we have a different more expanded opportunity to go export-wise on various different products. The challenge in the past has been that there’s always been separate businesses and the drivers have been a little different. So, what we see as these businesses come together, and we all have the objective of running the assets and getting the margin on the products, is a higher operating rate using this structure here which is fairly simple to manage.  And, the — of course, the big change is that the higher operating rate in particular during the slow periods of the year can be ramped up on the export side.

Looking at the map of the facilities — very hard to read these dots.  But, I’ll just give you the general overview. First of all, you can— as you can imagine, most of the chemicals assets are along the Gulf Coast — the ideal place for us as far as we’re concerned and also particularly related to the export side of the equation. The facilities up in the eastern half of the United States and into Canada represent mostly building product sites for us. If you had a chance to follow us over the last several years, we’ve done major rationalization of those sites.  So, they’re in a good spot from where we think we should be. With the housing uptick, they all have some room. We’ve kind of left that intentionally to take advantage of the housing uptick.  And, so we think relative to three, four, or five years ago, cost position is much better as most of the industry has improved its cost position during the tough times we’ve seen. So — prime position to take advantage of housing as it increases demand and it’s again those basic products —  the windows, doors, siding— all those kind of things that you put on the outside of the house.

The additional facility that comes along with this transaction is a chlor-alkali operation in Taiwan, and you see that on the bottom right hand of the chart. And you would expect — or we would expect, from our point of view, we continue to be significant in Canada. We have quite a few sites in Canada. Of course, the housing market hasn’t moved up and down as dramatically as the U.S. market has. The U.S. market is likely the area as this housing improves where we are going to see the volume improvements in the coming years.

Taking a look at the cost structure — key point here is that this illustrates just on the ECU side of the equation, the cost differential between the U.S. and other parts of the world.  One hundred dollars to two hundred dollars a ton is a lot in past times. So, typically, there could be twenty dollars a ton difference and you might buy from another part of the world because of that twenty dollar difference. So, importantly, you know, oil and gas — we used to say, okay we can export a little bit if it was a seven to one ratio.  And, today, of course, you know that’s more like twenty or twenty-five to one.

So, there’s no doubt that the U.S. becomes a competitive alternative. And really, next to the Middle East, gas costs — one of the best in the world as long as that natural gas and oil relationship stay. You know, everybody has their own opinion on that. We’re — we subscribe to the thought that this has got a pretty good run here as to where the natural gas will stay advantaged.  And, even if it goes from three dollars to four dollars to five dollars, unless you think oil prices are going to collapse, we remain in a good position going forward.

Take a look at the next chart showing the operating rates. Very, very key for us in the Georgia Gulf as it existed before the transaction is PVC operating rates. PVC operating rates get to the ninety percent level, and typically, margins improve. It’s just a historical fact. Now, whether that happens this time or not, we’ll see.  But, that’s historically — that’s what’s been the case. You see if you look closely at this chart, that some of these forecasters out there now are showing the ninety percent level as early as next year and certainly into the following year. We have no reason to disagree with this. We think that, subject to people wanting to export the volume, it certainly should be possible to be in this range in the coming years.

The housing chart — nothing new here. It’s something everybody’s seen how dramatically things are ticking up. You certainly listen to our customers and you listen to the home builders in particular. They’re pretty excited. Of course, the numbers are even supporting that now.  We weren’t sure earlier in the year.  But, it seems like the numbers for the housing homebuilders are really showing the uptick. We don’t have any linear relationship between that and where we get to a different situation on the company.  But, we do know that the more we get closer to the 1.3 million starts, which is where we were before, the better off we’re going to be on the demand on the PVC side. This current year, we’ve improved demand domestically six percent or seven percent on vinyl, and that’s the first time in a number of years that that’s happened.  So, there’s been a change occurring.

Looking at mid-cycle EBITDA, we have projected numbers here that show about an $850 million EBITDA level at mid-cycle and it’s broken down between the different categories — aromatics, building products and chlorovinyls.  And, you could see the numbers on the chart. Certainly, they will all move and ebb and flow in different time periods.  But, as we’ve talked about, chlorovinyls seems to be moving towards a better spot with operating rates in PVC. Building products seems to be moving towards a better spot associated with home building.  And, then, aromatics has already moved to a better spot from where we were for the last ten years.  But, that’s mostly been due to the industry change in the capacity and operating rates.

So, that kind of EBITDA presents an opportunity for a good cash flow for the company, which is illustrated by the next chart showing the LTM basis.  And, this is on the most recently reported numbers. For the end of the third quarter, it shows a $458 million free cash, relative to Georgia Gulf’s stand-alone, which is one hundred fifty-seven in the last twelve months.  And, we were generating cash for the last two years too.  So, it’s not that we haven’t been moving into the positive territory coming out of the trough of the housing trough. And, then, importantly for us, on the right-hand side — shows you the debt level.  The leverage we’ve targeted to be in the range of a debt to EBITDA of about two, and you see we’re currently there. On the right-hand side, or the right-hand chart, with the transaction, we stay in that range.  So, we’re generating cash and we’re still kind of in our targeted range on debt to EBITDA at the — out of the chute.

So, just a summary there.  Both companies seemingly win in this transaction. We both get to our strategic objectives that we were seeking before this all started. It produces a very integrated vinyl company for us as well as having merchant chlorine and derivatives of a diverse portfolio. And, the synergies both shareholders get to share in — the synergy numbers we generate. So, if we generate the one hundred fifteen million, PPG shareholders are getting some.  We’re getting some.  So, we’re kind of uplifting both. And, then finally, and very importantly, is we want to stay in a good capital structure — a good balance sheet.  And, so we start this off just in a prime spot to say:  “Okay, we’ve got a good balance sheet. We’re generating cash. Now, where do we go from here?”  And, that’s our opportunity going forward. So, with that — concludes my comments.